Tampa Deep Sea Xplorers, Inc.



ANNUAL REPORT

14007 Clubhouse Circle

Tampa, FL 33618

(813) 999-6043

https://tampadeepseaxplorers.com/

This Annual Report is dated May 5, 2023.

BUSINESS

Business

Tampa Deep Sea Xplorers, Inc. ("Tampa Deep Sea Xplorers" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that manufactures autonomous underwater vehicles (AUV, UUV). The Company's business model consists of B2B and B2C focused on research organizations, the government, the military, and individuals. Our autonomous underwater vehicles are sold across North America and Europe through our website and direct-to-consumer businesses online.

The Company holds a utility patent on its unique technology which, along with new sensor technology currently in development, has the potential to give Tampa Deep Sea Xplorers a significant market advantage over its competitors.

Corporate Structure

Tampa Deep Sea Xplorers, Inc. was initially organized as Tampa Deep-Sea-X-plorers, LLC, a Florida limited liability company on 7/29/2016 and converted to a Delaware C-Corporation on 2/3/2022.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 10,320,000

Use of proceeds: Start up funds

Date: February 03, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $169720 as compared to $211226.0 in fiscal year 2022.

TDSX obtained a phase 1 SBIR grant from NOAA from August 1, 2021 to Feb 28, 2022. TDSX also obtained a phase 2 SBIR grant from NOAA from July 1, 2022 to June 30, 2023. This grant constitutes the majority of revenue received in 2022 and is the primary reason for an increase in revenue from 2021 to 2022.

Cost of sales

TDSX has not begun selling its products. Therefore, our cost of goods sold in 2021 is $0 and in 2022 is also $0.

Gross margins

TDSX has not begun selling its products and had no paying customers in 2021 or 2022 and so our gross margins were $0 in 2021 and also $0 in 2022.

Expenses

Expenses for fiscal year 2021 were $101531 compared to $255209.0 in fiscal year 2022.

TDSX received a phase 2 SBIR grant from NOAA in 2022 and performance requirements for the grant resulted in an increase in expenses. The largest portion of this increase is in supplies, salaries, and professional fees.

Historical results and cash flows:

The Company is currently in the pre-production stage and pre-sales stage (revenue generation via grants). We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the near future because TDSX has received additional government grants and has entered into several partnerships with other businesses which should result in a substantial increase in revenues going forward. Past cash was primarily generated through prize competitions and government grants. Our goal is to introduce products to the market in the near future which will generate substantial revenues. Some of these products are the result of development grants from various government agencies that TDSX has received. TDSX plans to begin taking preorders for our products starting May 1, 2023.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $10,655.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The only debt currently held by the company is short term debt due to a business credit card and a business line of credit. The current balance for the credit card is 18500.00 and the line of credit is 12000.00.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Edward Larson

Edward Larson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: July, 2016 - Present

Responsibilities: As CEO, Ed is responsible for the direction of the company. He conducts the day-to-day operations, answers inquiries from customers, suppliers, mentors, media, etc. Pays bills, files taxes, registers for events and opportunities, pitches to potential investors, attends conventions, and promotes TDSX. Salary $85K; 41.29% ownership

Position: Chief Engineer

Dates of Service: July, 2016 - Present

Responsibilities: As Chief Engineer, Ed is responsible for the design, construction, testing, and evaluation of TDSX products. He consults with Dennis Lorence concerning engineering and fabrication issues. Performs some CAD and 3D printing as needed.

Position: Director

Dates of Service: July, 2016 - Present

Responsibilities: As Director, Ed is responsible for creating methods of implementing business plans, consults with the other board members, presides over board and stockholder meetings.

Name: Dennis Lorence

Dennis Lorence's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Cofounder

Dates of Service: July, 2017 - Present

Responsibilities: General operations & oversight for company direction/goals. Salary $60k and retains 25% equity in the company.

Position: Product Designer

Dates of Service: July, 2017 - Present

Responsibilities: As Product Designer, Dennis consults with Ed regarding the design, engineering, and fabrication of TDSX's products. He is the primary CAD designer and 3D printer.

Position: Director

Dates of Service: July, 2017 - Present

Responsibilities: As a member of the Board of Directors, Dennis aids in creating methods of implementing business plans, participates in discussions related to the direction of the company, and votes on issues raised in board and share holder meetings.

Name: Joseph Daum

Joseph Daum's current primary role is with Gobu Consulting. Joseph Daum currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: October, 2021 - Present

Responsibilities: Assist in preparing financial reports, manage cash flows, managing financials for government grants and projects.

Position: Director

Dates of Service: October, 2021 - Present

Responsibilities: As a member of the Board of Directors, Joe assists in creating methods of implementing business plans, participates in discussions regarding the direction of the company, presents financial information to the board, and votes in board and share holder meetings.

Other business experience in the past three years:

Employer: Gobu Consulting

Title: CEO

Dates of Service: January, 2016 - Present

Responsibilities: Joe consults with a number of client companies and helps them prepare grant proposals.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only

outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Edward Larson

Amount and nature of Beneficial ownership: 4,262,000

Percent of class: 41.29

Title of class: Common Stock

Stockholder Name: Dennis Lorence

Amount and nature of Beneficial ownership: 4,098,000

Percent of class: 39.71

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 10,320,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the

power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 320,000 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights,

preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Barracuda AUV. Delays or cost overruns in the development of our Barracuda AUV and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors

whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Tampa Deep Sea Xplorers, Inc. was formed on Dec. 7, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire

and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the U.S. Coast Guard, FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Intellectual Property Risk TDSX holds utility patents on its intellectual property. Although we are confident that our intellectual property claims are defensible and adequately protected, there is no guarantee that our claims will not be challenged or infringed upon in some foreign market. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form

to be signed on its behalf by the duly authorized undersigned, on May 5, 2023.

Tampa Deep Sea Xplorers, Inc.

By /s/ *Edward Larson*

    Name: Tampa Deep Sea Xplorers, Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Edward Larson, the Chief Executive Officer of Tampa Deep Sea Xplorers, Inc., hereby certify that the financial statements of Tampa Deep Sea Xplorers, Inc., and notes thereto for the periods ending January 1, 2022 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $9174; taxable income of <$140,837> and total tax of $00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 18th April, 2023.



Chief Executive Officer

April 18, 2023

TAMPA DEEP SEA XPLORERS, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2022

Tampa Deep Sea Xplorers, Inc.
Index to Financial Statements
(unaudited)

Pages

Balance Sheets as of December 31, 2021 and 2022   4

Statements of Operations for the years ended December 31, 2021 and 2022   5

Statements of Stockholders' Equity the for years ended December 31, 2021 and 2022   6

Statements of Cash Flows for the years ended December 31, 2021 and 2022   7

Notes to the Financial Statements   8

TAMPA DEEP SEA XPLORERS, INC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(unaudited)

	December 31,	
	2022	2021

<u>ASSETS</u>

CURRENT ASSETS

Cash and cash equivalents	$12,667	$69,598
Prepaid rent	-	-
Total Current Assets	$12,667	69,598

EQUIPMENT

Equipment	5,833	23,000
Less accumulated depreciation	<2,333>	<20,667>
Total Equipment – net	3,500	2,333

OTHER ASSETS

Patent	13,578	13,855
Less accumulated amortization	<500>	<277>
Total Other Assets – net	13,078	13,578
Total Assets	$29,245	$85,509

<u>LIABILITIES AND MEMBER'S EQUITY</u>

CURRENT LIABILITIES

Accounts payable and accrued expenses	$ 4,100	$10,144
Credit card payable	16,972	10,593
Credit line payable	3,435	10,328
Total Current Liabilities	$24,507	31,065

LONG-TERM DEBT

Note payable	0	35,299
Total Long-Term Debt	0	35,299
Total Liabilities	24,507	66,364

MEMBER'S EQUITY

Contributed capital	-	1,774
Accumulated earnings	4,738	17,371
Total Member's Equity	4,738	19,145
Total Liabilities and Net Assets	$29,245	$85,509

TAMPA DEEP SEA XPLORERS, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

	For The Years Ended December 31,	
	2022	2021
REVENUE		
Grants, Awards, and mapping	$202,053	$128,052
Consulting	9,174	-
Paycheck Protection Program forgiveness	-	41,666
Interest	-	2
COST OF GOODS SOLD	-	-
GROSS PROFIT	211,227	169,720
OPERATING EXPENSES		
Advertising	13,771	-
Automobile expense	-	1,030
Computer and internet	8,000	1,746
Contract labor	-	-
Depreciation and amortization	2,333	6,833
Insurance	280	757
Interest Paid	3,720	5,682
Licenses and permits	350	342
Office expenses	1,600	5,238
Parts and supplies	17,623	14,049
Printing	-	-
Professional fees	18,250	23,000
Rent	6,000	7,320
Salaries	93,522	27,536
Taxes	18,468	2,675
Training and seminars	-	5,323
Travel	3,427	-
Total Operating Expenses	187,344	101,531
NET INCOME	23,883	68,189
MEMBER'S EQUITY – BEGINNING OF YEAR	19,145	<30,336>
MEMBER'S DISTRIBUTIONS	-	<18,708>
MEMBER'S EQUITY – END OF YEAR	$ 4,738	$ 19,145

ABC COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

As of December 31, 2022, there were 4 shareholders of company stock. All shares are common shares with voting rights.

Name	Number of Shares	Voting Power
Edward Larson	4,262,000	41.29%
Dennis Lorence	4, 098,000	39.71%
Joseph Daum	820,000	9.5%
Jay Letizia	820,000	9.5%

Braid Theory holds a warrant for 320,000 shares of common stock but the warrant has not been executed at this time.


ABC COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)


| | For The Years Ended December 31, | |
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 23,883	$ 69,189
Adjustments to reconcile changes in net assets to		
Net cash provided by investment activities:		
Depreciation and amortization	2,833	6,833
Reduction in parts inventory	<71,969>	-
<Increase> Decrease in prepaid rent	-	-
Increase <Decrease> in accounts payable		
And accrued expenses	<6,044>	6,116
Net Cash Provided <Used> By Operating Activities	<51,297>	81,138
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Acquisition of equipment	< 3,500>	-
Acquisition of patent and trademarks	<1,620>	<13,855>
Net Cash Used by Investing Activities	<5,120>	<13,855>
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of member's distributions	-	<18,708>
<Payment> Proceeds of credit card payable	6379	4,097
<Payment> Proceeds of credit line payable	<6893>	8,162
Payment of Note Payable	-	-
Net Cash Used by Financing Activities	<514>	< 6,449>
NET INCREASE <DECREASE> IN CASH AND CASH EQUIVALENTS	<56,931>	60,834
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$ 69,598	$ 8,764
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,667	$69,598
INTEREST PAID	$ 3,720	$ 5,682

NOTE 1 – NATURE OF OPERATIONS

Tampa Deep Sea Xplorers, Inc. (The Company), was organized as a C corporation under the laws of the state of Delaware on February 3, 2022. Prior to the establishment of the corporate entity the company was organized as a single member LLC under the laws of the state of Florida on July 29, 2016. The company manufactures autonomous underwater vehicles (AUV) for a variety of customers who have a need to collect data in the open ocean.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
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> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
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> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Patents and Trademarks
The Company obtained a patent from the United States Patent and Trademark Office on July 27, 2021 for an Autonomous Underwater Survey Apparatus and System. The cost of the patent is amortized on the straight-line method over the twenty-five year life of the patent.

The Company also has a number of trademark applications which are currently pending.

Revenue Recognition
The Company will recognize revenues from entities when (a) a purchase order exists; (b) the item(s) have been delivered, and/or the service provided; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company also participates in a number of research grants from government agencies. These activities provide funds which may or may not be taxable. Each revenue stream from government grants is evaluated to determine if the funds are taxable and if so, they are counted as revenue. Some tax free funds are included in the statements of income.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception, in the case of the C corporation, and the past 3 years, in the case of the LLC entity. The Company currently is not under examination by any tax authority.

Equipment
Equipment assets are recorded at cost, or fair value for donated assets. Depreciation is computed using the straight-line method over the estimated useful life of the assets. Expenditures for repairs are charged to operations as incurred. When equipment assets are retired, or sold, the cost (or fair market value for donated assets) and accumulated depreciation are removed from the accounts. Gains or losses on such dispositions are included in operations in the year of disposal.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
In July 2020, the company obtained a credit line with available credit of $10,000. The account is a revolving account with a credit card. The minimum payment fluctuates with the amount borrowed. As of December 31, 2020, the total balance was $2,166 with a minimum payment due of $50 with interest of 4.99% per year. In July 2021 the available credit was increased to $13,000 and the interest changed to 13%. The required monthly payment was $233 and the balance was $10,328 at December 31, 2021. The balance at December 31, 2022 was $3,435, and the required monthly payment was $79.00.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- The Company leases facilities and storage space on a month to month basis. The facilities are rented at a rate of $500 per month. The storage space is rented at a rate of $128 per month.
- The Company had a note payable to an individual, payable upon demand with annual interest of 9%. The balance at December 31, 2021 was $35,299. The interest accrued on the unpaid balance was $7,717 as of December 31, 2021. The Company incorporated in February 2022 and at that time the note and accrued interest were exchanged for common stock in the new corporation.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2022, the company has currently issued 10,000,000 shares of our common stock.
There is an equity raise currently active on Start Engine seeking to raise $1,300,000. At this time the total amount raised is around $35,000.
As of December 31, 2022, Braid Theory held a warrant for 3%, which equals 320,000 shares of common stock, but the warrant has not been executed at this time.

NOTE 6 – RELATED PARTY TRANSACTIONS

As mentioned in Note 4, the company exchanged company stock for an outstanding debt to an individual at the time of inception of the corporate entity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 18, 2023. April 18, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Edward Larson, Principal Executive Officer of Tampa Deep Sea Xplorers, Inc., hereby certify that the financial statements of Tampa Deep Sea Xplorers, Inc. included in this Report are true and complete in all material respects.

Edward Larson

CEO